Exhibit 99.3

ZenaTech Reports 640% Increase in First Quarter 2026 Revenue Year-over-Year Growth Powered by its Drone Division

Funding and cash position supports continued execution on AI drones and defense technology including Counter-UAS roadmaps, laying a foundation for continued growth

Vancouver, British Columbia, (June 3, 2026) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces its financial results for the three months ended March 31, 2026. Highlights included revenue of $8.4 million representing a 640% increase from the same period in 2025. All financial figures are reported in Canadian dollars.

First Quarter 2026 and Recent Highlights

•Total revenue of $8.4 million for the first quarter of 2026, an increase of 640% over the prior-year comparable period revenue of $1.13 million, reflecting the cumulative contribution of the DaaS portfolio and acquisitions of land surveying and legacy service companies, integrating drones for data and speed benefits

•DaaS segment revenue of $7.8 million or approximately 93% of total revenue reflecting the continued focus on building the company’s drone division, services and drone integration

•Expanded DaaS footprint bringing current acquisition count to 23 land survey and legacy service company acquisitions, covering 10 US states, Canada, UK and most recently Australia. Combined with three corporate stores including Orlando, Dublin and Dubai bring the total to 26 DaaS global locations

•The quarter brought new ZenaDrone commercial drone products to the IQ Series and marked the company’s entry into the Counter-UAS defense product area with two new interceptor drones in an integrated defense system

•Enterprise SaaS Software segment revenue of $589,857, which now includes 12 brands with the most recent acquisition of Now Solutions

•Company maintained approximately $15 million of cash and marketable securities at the quarter end, providing flexibility to fund continued organic growth, strategic acquisitions, and ongoing investment in the Company’s commercial and defense technology solutions

“The first quarter of 2026 was another record-breaking quarter for ZenaTech as we executed on our strategy of acquiring legacy land survey companies and experienced licenced operators with longstanding customers and migrating them to Drone as a Service drone-based automation,” said Dr. Shaun Passley, ZenaTech Chairman, President and Chief Executive Officer. “Total revenue for the first quarter was $8.4 million, representing approximately 640% growth over the first quarter of 2025. Currently, with 26 DaaS locations now operating across ten US states, Canada, UK, Ireland, UAE and Australia, and the continued progression of our defense technology pipeline, we believe the fundamental trajectory of the business remains strong and will continue to grow as the demand for our integrated suite of cost-effective drone services and solutions accelerates in 2026.

“We remain focused on disciplined capital allocation, operating leverage, and long-term value creation for our shareholders,” added Dr. Passley. “At the close of the quarter we have maintained $15 million of cash and marketable securities in addition to growth capital flexibility through recent funding initiatives. We believe that we are well positioned to continue executing on organic growth and strategic acquisitions across our DaaS and other business areas, advancing our product roadmap, and manufacturing capacity across our defense technology and commercial divisions.”

First Quarter 2026 Operational Highlights

•Our DaaS portfolio expanded by one acquisition bringing the total to 21 acquisitions by the end of Q1, and we continue integrating of drones into land surveys, inspections and power washing. We continued the evaluation of additional acquisition targets to expand geographic coverage and add specialized service capabilities

•We are expanding ZenaDrone AI drones into the Counter-UAS category with prototype commencement and a provisional patent filed for our integrated interceptor defense system during the quarter. This includes the ZD2000 Maritime Interceptor gas-powered drone, the Interceptor P-1 low cost and expendable one-way drone, and the IQ Glider marine-based launch and refueling station

•Defense portfolio product development advancements included announcing the IQ Aqua underwater drone prototype for land mine detection, a Quantum navigation system for GPS-denied environments, and we submitted our application for the green/blue UAS pathway certification to enable qualification for U.S. defense agency procurement for the ZenaDrone 1000, our third drone in this pathway

•Product development advancements for commercial markets including launching the IQ Quad which is purpose-build for land surveys, the development and testing of the IQ Square drone power washing platform, and we made progress testing our IQ Nano indoor drone with drone swarms of multiple drones to more efficiently conduct inventory counts

•Continued buildout and recruiting of engineers for the Company’s Zena AI research and development center and AI hub in Baton Rouge, Louisiana, supporting advanced AI U.S. defense technology applications

•Continued commissioning, production line set up, integration and supply chain planning work took place regarding Spider Vision Sensors, the Company’s Taiwan-based sensor and drone component manufacturing production facility

•The DaaS business launched new land survey services designed specifically for the residential homebuilding developer market and for golf course operators that are building and revamping golf courses

•The Company’s R&D and quantum computer project work continued to enable the next generation solutions including using drone swarms and processing real-time AI data and analysis. During the quarter the team commenced research work to commence building a 5-qubit quantum computer expected to be used for the testing and development of AI drone solutions for applications such as wildfire management, traffic management and defense-based AI projects

Financial Overview

•Total revenue for the first quarter of 2026 was $8.4 million, an increase of 640% compared to $1.13 million for the first quarter of 2025

•The DaaS segment contributed $7.81 million for the first quarter of 2026, primarily from the approximately 20 land surveying companies acquired during 2025

•The Enterprise SaaS Software segment contributed $589,857, a decrease of $143,031 over the prior year before reflecting the timing of software licensing renewal agreements

•Total assets increased almost 10% from $100 million at December 31, 2025, to $109.5 million at March 31, 2026

Outlook

Management believes ZenaTech is well positioned to continue growth throughout 2026.  Key drivers include:

•The DaaS segment benefits from a full year of revenue from the 2025 acquisitions in 2026. The Company is pursuing additional targeted land survey, inspection and other legacy service company acquisitions in additional U.S. states and internationally

•Product development investment in the ZenaDrone 1000 platform and IQ Drone Series is planned to yield additional revenue streams in defense, agriculture, logistics and warehousing, and inspection markets

•The Enterprise SaaS segment will continue to be a very positive margin contributor and will benefit from increased marketing and lead generation efforts as well as through the addition of future well selected acquisitions

•The Company will continue defense sector investments in the ZenaDrone 1000, IQ series drones, and Counter-UAS platforms, and will engage with program managers in various government defense agencies towards potential demos, pilots and contracts. ZenaDrone is pursuing opportunities from the U.S. Department of War including initiatives supported through the Office of Strategic Capital (OSC)

•ZenaTech will continue expansion of its manufacturing capacity across its three facilities and continue to work towards establishing full operational status in the Arizona facility and Ukraine manufacturing sites

•The Company will continue strategic and targeted accretive acquisitions, and in addition, will be broadening its acquisition strategy to include strategic acquisitions that can also benefit other business areas, including its defense business

Additional information is available from ZenaTech’s 6-K filing on the SEC EDGAR website.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform industrial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and a separate enterprise SaaS division of multiple software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries like land surveys and inspections, driving drone-based scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, and Asia, ZenaTech is advancing AI drones for agriculture and logistics, as well as ISR, cargo, and counter-UAS applications for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, and the IQ Aqua for underwater applications. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.